Exhibit 99.3

July 29, 2019

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Intimation

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Mr. Anupam Puri, Independent Director of the Company has ceased to be a Director of the Company w.e.f. July 26, 2019 on completion of his term as an Independent Director.

Mr. Prasad R Menon, Independent Director, has been designated as Lead Independent Director w.e.f. July 27, 2019 in place of Mr. Anupam Puri.

This is for your information.

With regards,

Sandeep Poddar

Company Secretary